AMER GROUP PLC'S INTERIM REPORT JANUARY - SEPTEMBER 2004 (According to IFRS)



AMER SPORTS

In the period January - September 2004, Amer Group's net sales were EUR 797.8 million (January – September 2003: EUR 828.7 million). Earnings before interest and taxes (EBIT) amounted to EUR 86.9 million (2003: EUR 97.9 million). Profit before taxes and minority interest was EUR 84.5 million (2003: EUR 91.6 million) and earnings per share were EUR 2.54 (2003: EUR 2.81).

Amer Group's sports equipment business's net sales are expected to grow by 5% during 2004. The sports equipment business's EBIT is also expected to grow compared to 2003 (excluding the 2003 patent litigation settlement). The Group's profit after tax is estimated to be maintained at last year's level.

JULY - SEPTEMBER NET SALES AND RESULTS

Amer Group's consolidated net sales in July - September totaled EUR 278.7 million (2003: EUR 297.9 million). Net sales declined due to the withdrawal from the tobacco business in March.

The sports equipment business's sales grew by 4% compared to July – September 2003. Sales of fitness equipment grew significantly and also sales of winter sports equipment developed favorably whereas sell-through of golf products didn't meet expectations. Foreign exchange rate movements reduced net sales by EUR 10 million.

EBIT was EUR 34.4 million (2003: EUR 62.7 million; includes patent litigation settlement of EUR 20.5 million). EBIT was reduced by EUR 2.8 million due to exiting the tobacco business. Additionally, EBIT declined due to a one off settlement paid by the Fitness Equipment Division because of a dispute, in the sum of EUR 2.5 million.

Profit before taxes and minority interest was EUR 32.9 million (2003: EUR 60.5 million).

JANUARY – SEPTEMBER NET SALES AND RESULTS

Net sales in January – September declined by 4% and were EUR 797.8 million (2003: EUR 828.7 million). Exiting from the tobacco business in March had an 8% negative impact on net sales. The sports equipment business's sales grew by 4%. In local currencies, sales of sports equipment grew by 10%. With the exception of the Golf Division, sales of all business areas grew in local currency terms.

The first three quarters in 2004 have been periods in which the sports equipment industry has made good progress and demand has reflected this.

Net sales by geographical market were as follows: Americas (including Latin America) 58%, EMEA (Europe, Middle-East, Africa) 32% and Asia Pacific 10%. Sales grew by 2% in the Americas and by 5% in Asia Pacific but declined by 15% in EMEA due to the withdrawal from the tobacco business. In local currencies, net sales in the Americas grew by 12% and in Asia Pacific by 8% but declined in EMEA by 15%.



AMER SPORTS

The Group's EBIT totaled EUR 86.9 million (2003: EUR 97.9 million). EBIT includes the consideration received from Philip Morris for the premature termination of the manufacturing and marketing license for Philip Morris products. Exiting from the tobacco business improved EBIT by EUR 11.4 million in January – September 2004 compared to January – September 2003 due to the consideration received as well as due to the termination of the tobacco business 26 March 2004. January – September 2003's EBIT includes a patent litigation settlement received worth EUR 20.5 million.

Profit before taxes and minority interest was EUR 84.5 million (2003: EUR 91.6 million) and earnings per share were EUR 2.54 (2003: EUR 2.81).

Foreign exchange rate movements reduced net sales by EUR 40 million, due to the strengthening of the euro, particularly against the US dollar. The corresponding impact on EBIT wasn't significant.

Changes in tax legislation in the US, Austria and Finland have reduced the Group's tax rate in 2004.

Return on capital employed (ROCE) was 19.0% (12 months rolling average) (January – September 2003: 21.4%).

CAPITAL EXPENDITURE

The Group's gross capital expenditure amounted to EUR 10.1 million (2003: EUR 11.4 million) during the period under review.

The Group's depreciation was EUR 12.0 million (2003: EUR 14.0 million) during the period under review.

RESEARCH AND DEVELOPMENT

A total of EUR 22.9 million was invested in research and development, representing 2.9% of net sales in the period (2003: EUR 21.5 million).

FINANCIAL POSITION AND CASH FLOW

The Group's net financing expenses totaled EUR 2.4 million (2003: EUR 6.3 million) in January - September. Net financing expenses declined by EUR 1.5 million due to the market valuation of interest rate swaps that provide protection from higher interest rates.

The Group's financial position and liquidity remained strong. Cash flow from operating activities after interest and taxes was EUR 9.3 million (2003: EUR 63.8 million). Cash flow from operating activities declined due to the strong sales growth in both the Fitness Equipment and Winter Sports Divisions, which caused working capital to increase. Net cash flow from investing activities was EUR -4.4 million including acquisitions and the tobacco business consideration (2003: net cash outflow EUR -5.1 million). Dividends totaling EUR 33.1 million were paid.

The Group's net debt at the end of September totaled EUR 155.6 million (31 December 2003: EUR 140.6 million). Exchange rate movements increased net debt by EUR 4.4 million.



AMER SPORTS

At the end of September, EUR 33.0 million of the Group's debt matured after 12 months. In addition the Group had EUR 100.7 million of unused committed credit facilities, of which EUR 60.4 million will mature after 12 months.

Liquid assets amounted to EUR 14.6 million at the period end.

The equity ratio rose to 52.1% (30 September 2003: 47.0%), and gearing was 34% (30 September 2003: 36%).

PERSONNEL

The Group employed 4,189 people at the end of the period under review (30 September 2003: 4,128) compared to an average of 4,159 during the period. At the end of the period, a total of 1,804 were employed in the US, 739 in Austria, 370 in Finland and 1,276 in the rest of the world.

AMER GROUP'S SHARES AND SHAREHOLDERS

A total of 41% of Amer Group Plc's shares in issue were traded during the period under review, of which approximately 9.6 million were traded on the Helsinki Exchanges and approximately 0.2 million on the London Stock Exchange, totaling 9.8 million shares. In Helsinki the share price low was EUR 34.46, the high EUR 44.45 and the average EUR 39.27. The Company's market capitalization stood at EUR 904.7 million at the period end.

There were 12,709 registered shareholders at the end of September. Nominees accounted for 49% of the shares in issue at the period end.

During the period under review, a total of 321,400 new shares were registered. The shares were subscribed for as a result of an exercise of 1998 A/B/C warrants. The 1998 warrant scheme's subscription period ended on 31 March 2004. In total, as a result of the 1998 warrant scheme, the Group's share capital grew by EUR 2.8 million and the number of shares by 697,400 new shares. A total of 152,600 warrants were not used.

As approved by Amer Group Plc's Annual General Meeting on 17 March 2004, the registered share capital of Amer Group was decreased by EUR 3,873,200 by canceling without payment those 968,300 of its own shares held by the Company. The change in the share capital was registered on 16 April 2004.

Amer Group Plc's share capital totaled EUR 95,226,480 and the total number of shares in issue was 23,806,620 at the period end.

At the end of the period the Board of Directors had no share issue authorization outstanding.



RACQUET SPORTS

The Racquet Sports Division continued its good performance. In local currencies, the Racquet Sports Division's net sales grew by 5%. Sales grew in the Americas by 5%, in EMEA by 2% and in Asia Pacific by 12%.

Sales of Wilson tennis rackets increased 5%. Sales of higher priced performance tennis rackets grew especially in Japan and Europe. In the Americas, sales of lower price point rackets grew.

Sales of tennis balls increased 4%. Sales of footwear declined by 6%.

Wilson introduced the new nCode tennis rackets using nanotechnology in May. Shipments to the US market started in July and extended worldwide during the third quarter of the year.

KEY FIGURES

	Jan-Sept 2004	Jan-Sept 2003	Change %
NET SALES, EUR million	171.0	170.4	-
EBIT, EUR million	22.4	18.7	20
ROCE, 12 months' rolling average, %	62.5	51.2	

GOLF

In the Golf Division, net sales in the January – September period in local currency terms declined by 2%. The good progress made during the first quarter of the year didn't continue in April – September as sell-through from the trade to consumers wasn't as good as expected. Sales grew by 16% in Asia Pacific but declined in EMEA by 14%. In the Americas sales were similar to last year. Sales of Wilson golf clubs were similar to last year's level whereas sales of golf balls declined by 9%.

Profitability benefited from the restructuring of Wilson's US businesses and associated adjustment of its cost structure to correspond to prevailing business conditions, which began last year. However there was a dampening effect due to a decline in average selling prices.

In the US golf market, the number of rounds played increased by 1% in the January - August period. In January – September, overall sales of golf clubs to the trade grew by 2% in the US and sales of golf balls grew by 9%. (Source: National Golf Foundation, October 2004)

In August, the Company launched the new higher price point Wilson Staff golf collection. This new range features modern technology and design combined with Wilson's long golf heritage. Sales expectations are focused on 2005.

The Golf Division's goal for 2004 is to report positive EBIT.

KEY FIGURES

	Jan-Sept 2004	Jan-Sept 2003	Change %
NET SALES, EUR million	126.6	133.7	-5
EBIT, EUR million	3.4	-0.9	
ROCE, 12 months' rolling average, %	-33.2	-11.7	



TEAM SPORTS

The Team Sports Division continued to grow. Stated in local currencies, the Team Sports Division's net sales grew by 12% and EBIT by 11%. Outside the United States sales grew by 13%.

The fastest growing product category in Team Sports was baseball and softball bats (19%) as the DeMarini Half and Half bat technology continued to be a success both in the US and in Japan. Also sales of American footballs (12%) and basketballs (17%) grew. Sales of basketballs were driven by the official game ball agreement with the NCAA (National Collegiate Athletic Association) and offering a complete range of NCAA basketballs.

Sales were also boosted by the acquisition of Athletic Training Equipment Company Inc. (ATEC) in November 2003. ATEC offers training equipment for baseball and softball. ATEC's yearly net sales are around USD 11 million. The integration of ATEC into the Team Sports Division has been completed.

KEY FIGURES

	Jan-Sept 2004	Jan-Sept 2003	Change %
NET SALES, EUR million	143.0	141.1	1
EBIT, EUR million	18.9	19.1	-1
ROCE, 12 months' rolling average, %	38.4	38.3	


ATOMIC

WINTER SPORTS

Winter Sports' net sales in local currencies grew by 10% compared to January – September in 2003. Sales grew by 18% in EMEA and by 7% in the Americas. In line with Winter Sports' goal, the Division strengthened its position in other winter sports product categories, in addition to *the already strong sales of alpine skis. Sales growth was especially strong in bindings, thanks to the new Neox line. Sales of alpine skis were* similar to last year's level.

EBIT was impacted by some investment in strengthening the distribution network, especially in Japan, where Winter Sports' distribution has been transferred to Amer Sports Japan. Distribution in Japan has previously been handled by ASICS.

On the basis of deliveries made as well as the level of orders in hand, Winter Sports net sales for the year as a whole in local currencies are expected to grow by approximately 10%. Sales growth has been weighted towards lower margin product groups. In addition, the Company hasn't been able to pass on in full its euro-denominated manufacturing costs in terms of its North American selling prices, which is also depressing its sales margins slightly.

KEY FIGURES

	Jan-Sept 2004	Jan-Sept 2003	Change %
NET SALES, EUR million	125.1	116.2	8
EBIT, EUR million	9.1	12.3	-26
ROCE, 12 months' rolling average, %	28.7	35.1	



FITNESS EQUIPMENT

PRECOR® USA

The Fitness Equipment Division continued to grow. Net sales in local currency terms increased 30% whereas EBIT decreased 6% during the period under review. The fastest growing product categories were elliptical cross-trainers, treadmills and stationary cycles. Sales growth was boosted by the acquisitions made in January 2004. Outside the Americas sales grew by 38%.

EBIT declined due to a settlement paid by the Fitness Equipment Division because of a dispute. The one-off effect of the settlement was EUR 2.5 million. *EBIT was also impacted slightly by rising steel prices and integration costs of the acquired companies.*

Club membership figures increased in the US in 2003 by 9%. Demand for fitness equipment started to pick up towards the end of 2003 in North America and this improvement continued in January - September 2004. In Europe, pricing continued to be competitive.

In January 2004 the Fitness Equipment Division strengthened its position as a full-line supplier of fitness equipment by acquiring the operations of Fitness Products International LLC (FPI), a manufacturer of strength training equipment, for USD 11.8 million. FPI generates annual sales of approximately USD 13 million. ClubCom Inc., a provider of private television network systems, audio/video entertainment and video hardware and systems to clubs and fitness facilities, was also acquired in January, for a total of USD 22.0 million. ClubCom's annual net sales total approximately USD 15 million. The integration of both FPI and ClubCom into the Fitness Equipment Division has proceeded well.

The increase in the Group's goodwill related to these acquisitions was EUR 23.1 million as at 30 September 2004. There were no other major new assets added to the Group balance sheet due to these acquisitions. The acquired companies and operations did not have a significant impact on EBIT in January – September 2004.

KEY FIGURES

	Jan-Sept 2004	Jan-Sept 2003	Change %
NET SALES, EUR million	151.5	127.8	19
EBIT, EUR million	16.3	19.3	-16
ROCE, 12 months' rolling average, %	64.0	126.7*	

*Pro forma



SPORTS INSTRUMENTS

SUUNTO

Stated in local currencies, Suunto's net sales grew by 5%. Geographically, sales grew by 8% in the Americas and by 7% in EMEA.

Sales of Suunto's wristop computers grew by 8%. Sales of Suunto's diving instruments grew by 6%. Wristop computers and diving instruments accounted for 62% of Suunto's net sales (61%).

In March, Suunto launched the Suunto X9 featuring GPS for hikers. Shipments of the Suunto G3 for golfers started in April. In June Suunto launched the new Suunto t6, which is based on calculating variations in heart rate thus enabling sports participants to analyze if their exercise is improving their performance. During the remainder of the year Suunto will be launching a wireless accessory to the Suunto t6, measuring speed and distance. In October Suunto started delivering the new Suunto D9 wristop-sized dive computer that combines a dive computer and a compass in one device and measures tank pressure wirelessly.

KEY FIGURES

	Jan-Sept 2004	Jan-Sept 2003	Change %
NET SALES, EUR million	57.7	55.9	3
EBIT, EUR million	5.5	6.1	-10
ROCE, 12 months' rolling average, %	30.1	33.7	



WITHDRAWAL FROM TOBACCO BUSINESS

In January, Philip Morris and Amer Tobacco Ltd reached an agreement on the premature termination of the latter's manufacturing and marketing license and on the sale of certain assets. The consideration received from Philip Morris was EUR 29.0 million. Exiting from the tobacco business improved EBIT by EUR 11.4 million in January – September 2004 compared to the same period last year. The transaction has received approval from the relevant competition authorities. The exclusive right Amer Tobacco held to produce and sell Philip Morris cigarettes in Finland thus ended on 26 March 2004.

ADOPTION OF IFRS

As of 1 January 2004 Amer Group has applied International Financial Reporting Standards (IFRS) to its financial reporting. Amer Group's 2003 quarterly financial statements restated in accordance with International Financial Reporting Standards can be found on the Company's website at www.amersports.com under Investor Relations –Reports and Presentations. In contrast to the information announced previously, *Amer Group will apply standard* IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) as of 1 January 2005.

AMER SPORTS ESTABLISHES NEW SALES COMPANIES IN ITALY AND RUSSIA

During the remainder of the year, Amer Group will strengthen its international sales and distribution network by establishing new Amer Sports' sales companies in Italy and Russia. Amer Sports' local organizations are responsible for the sales and distribution of the Group's sports equipment to the trade in their own markets. Including the two new companies, Amer Sports' own sales companies will be represented in 28 countries.

EVENTS SINCE THE END OF THE THIRD INTERIM PERIOD

In October, Silchester International Investors Limited announced that institutional investors and funds who have given full discretion over their investments to Silchester International Investors Limited now own 3,655,052 Amer Group Plc shares, representing 15.35% of the Company's share capital and voting rights.

2004 PROSPECTS

Amer Group is now a pure sports equipment company focused on achieving its goal of becoming the world leader in its chosen field. With *strong cash flow and a robust balance sheet as well as a good position in the sports equipment market*, Amer Group has *a firm foundation to* advance the strategic development of its businesses. Amer Group is convinced that the sports equipment market will grow as people's leisure time, living standards and awareness of the importance of physical and mental wellbeing increase.

The first three quarters in 2004 have been periods in which the sports equipment industry has made good progress and demand has reflected this. The Company expects the sports equipment market to continue to make good progress also during the remainder of the year.

Amer Group's sports equipment business's net sales are expected to grow by 5% during 2004. The sports equipment business's EBIT is also expected to grow compared to 2003 (excluding the 2003 patent litigation settlement). The Group's profit after tax is estimated to be maintained at last year's level.

AMER SPORTS

CONSOLIDATED RESULTS, IFRS (Unaudited)

EUR million	Jan-Sept 2004	Jan-Sept 2003	Change %	July-Sept 2004	July-Sept 2003	Change %	Jan-Dec 2003
NET SALES	797.8	828.7	-4	278.7	297.9	-6	1,094.1
Cost of goods sold	-472.2	-505.2		-156.7	-178.5		-673.3
GROSS PROFIT	325.6	323.5	1	122.0	119.4	2	420.8
Licence income	10.9	8.1		3.9	3.2		10.3
Other operating income	2.6	26.9		0.3	21.8		28.5
R&D expenses	-22.9	-21.5		-7.5	-7.1		-30.7
Selling and marketing expenses	-188.3	-178.9		-64.5	-56.4		-231.2
Administrative and other expenses	-59.0	-60.2		-19.8	-18.2		-80.0
Gain on sale of tobacco business	18.0	-		-	-		-
EBIT	86.9	97.9	-11	34.4	62.7	-45	117.7
Financing income and expenses	-2.4	-6.3		-1.5	-2.2		-8.2
PROFIT BEFORE TAXES AND MINORITY INTEREST	84.5	91.6	-8	32.9	60.5	-46	109.5
Taxes	-24.1	-25.9		-7.8	-17.1		-31.0
Minority interest	-0.2	-0.3		-0.1	-0.1		-0.4
NET RESULT	60.2	65.4	-8	25.0	43.3	-42	78.1
Earnings per share, EUR	2.54	2.81		1.05	1.86		3.35
Earnings per share, diluted, EUR	2.53	2.79		1.05	1.85		3.33
Adjusted average number of shares in issue, million	23.7	23.3		23.7	23.3		23.3
Adjusted average number of shares in issue, diluted, million	23.8	23.4		23.8	23.4		23.4
Equity per share, EUR	18.95	18.31					18.03
ROCE, % *)	19.0	21.4					21.0
ROE, %	18.3	20.9					18.8
Average rates used: EUR 1.00 = USD	1.23	1.11					1.13

*) 12 months rolling average

The relative proportion of the estimated tax charge for the full financial year has been charged against the results for the period.

NET SALES BY BUSINESS AREA

EUR million	Jan-Sept 2004	Jan-Sept 2003	Change %	July-Sept 2004	July-Sept 2003	Change %	Jan-Dec 2003
Racquet Sports	171.0	170.4	-	54.8	56.6	-3	207.4
Golf	126.6	133.7	-5	27.9	31.5	-11	156.1
Team Sports	143.0	141.1	1	38.8	37.9	2	181.0
Winter Sports	125.1	116.2	8	88.6	83.2	6	188.2
Fitness Equipment	151.5	127.8	19	50.1	42.0	19	175.5
Sports Instruments	57.7	55.9	3	18.2	16.4	11	76.6
	774.9	745.1	4	278.4	267.6	4	984.8
Tobacco	22.9	83.6		0.3	30.3		109.3
Net sales, total	797.8	828.7	-4	278.7	297.9	-6	1,094.1

EBIT BY BUSINESS AREA

	Jan-Sept 2004	Jan-Sept 2003	Change %	July-Sept 2004	July-Sept 2003	Change %	Jan-Dec 2003
Racquet Sports	22.4	18.7	20	7.7	7.9	-3	20.6
Golf	3.4	-0.9		-4.6	-4.8		-12.4
Team Sports	18.9	19.1	-1	3.6	3.1	16	23.3
Winter Sports	9.1	12.3	-26	24.0	24.9	-4	28.3
Fitness Equipment	16.3	19.3	-16	4.2	7.5	-44	26.8
Sports Instruments	5.5	6.1	-10	2.0	2.0	-	7.7
Headquarters	-7.6	-4.7		-2.5	-1.2		-6.6
Patent Settlement	-	20.5		-	20.5		20.5
	68.0	90.4	-25	34.4	59.9	-43	108.2
Tobacco	18.9	7.5		-	2.8		9.5
EBIT, total	86.9	97.9	-11	34.4	62.7	-45	117.7

GEOGRAPHICAL BREAKDOWN OF NET SALES

	Jan-Sept 2004	Jan-Sept 2003	Change %	July-Sept 2004	July-Sept 2003	Change %	Jan-Dec 2003
Americas	460.7	451.0	2	139.9	137.2	2	573.2
EMEA	252.4	296.9	-15	107.5	126.3	-15	417.8
Asia Pacific	84.7	80.8	5	31.3	34.4	-9	103.1
Total	797.8	828.7	-4	278.7	297.9	-6	1,094.1

CONSOLIDATED CASH FLOW STATEMENT

EUR million	Jan-Sept 2004	Jan-Sept 2003	Jan-Dec 2003
Net cash from operating activities	9.3	63.8	88.6
Net cash from investing activities	-4.4	-5.1	-23.8
Net cash from financing activities			
Dividends paid	-33.1	-32.6	-33.0
Issue of shares	3.2	2.6	4.9
Change in net debt	12.3	-37.0	-40.6
Net increase/decrease in cash and cash equivalents	-12.7	-8.3	-3.9
Cash and cash equivalents at 1 Jan	27.3	32.1	31.0
Cash and cash equivalents at 30 September/31 December	14.6	23.8	27.1

CONSOLIDATED BALANCE SHEET, IFRS

Assets	30 Sept 2004	30 Sept 2003	31 Dec 2003
Goodwill	301.1	283.6	275.1
Other intangible fixed assets	8.5	8.8	10.4
Tangible fixed assets	85.6	101.2	93.5
Long-term investments	42.2	42.9	35.5
Inventories and work in progress	150.8	139.0	136.9
Receivables	269.3	312.3	293.6
Marketable securities	-	0.5	1.0
Cash and cash equivalents	14.6	23.3	26.1
Assets	872.1	911.6	872.1

Shareholders' equity and liabilities			
Shareholders' equity	454.3	428.9	423.4
Long-term interest-bearing liabilities	33.0	60.1	32.2
Other long-term liabilities	25.4	18.8	25.3
Short-term interest-bearing liabilities	137.2	117.5	135.5
Other short-term liabilities	199.7	261.4	227.7
Provisions	22.5	24.9	28.0
Shareholders' equity and liabilities	872.1	911.6	872.1
Equity ratio, %	52.1	47.0	48.6
Gearing, %	34	36	33
EUR 1.00 = USD	1.24	1.17	1.26

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, IFRS

EUR million	Share capital	Premium fund	Revaluation fund	Own shares	Minority interest	Translation differences	Fair value and other reserves	Retained earnings	Total
Balance at 31 Dec, 2002	96.8	181.8	2.9	-24.9	3.2	0.0	0.0	147.4	407.2
Warrants exercised	0.8	1.8							2.6
Translation differences						-13.9			-13.9
Dividend distribution								-32.6	-32.6
Change in minority interest					0.2				0.2
Net profit for the period								65.4	65.4
Balance at 30 Sept, 2003	97.6	183.6	2.9	-24.9	3.4	-13.9	0.0	180.2	428.9
Balance at 31 Dec, 2003	97.8	185.5	2.9	-24.9	3.0	-33.8	0.0	192.9	423.4
Effects of adopting IAS 39							1.6	-1.6	0.0
Balance at 1 Jan, 2004, adjusted	97.8	185.5	2.9	-24.9	3.0	-33.8	1.6	191.3	423.4
Warrants exercised	1.3	1.9							3.2
Cancellation of own shares	-3.9	3.9		24.9				-24.9	0.0
Translation differences						2.3			2.3
Cash flow hedges							-1.8		-1.8
Dividend distribution								-33.1	-33.1
Change in minority interest					0.1				0.1
Net profit for the period								60.2	60.2
Balance at 30 Sept, 2004	95.2	191.3	2.9	0.0	3.1	-31.5	-0.2	193.5	454.3

CONTINGENT LIABILITIES AND SECURED ASSETS, CONSOLIDATED

EUR million	30 Sept 2004	30 Sept 2003	31 Dec 2003
Charges on assets	-	-	-
Mortgages pledged	7.1	18.2	17.1
Guarantees	2.6	3.7	3.8
Liabilities for leasing and rental agreements	43.3	45.3	44.4
Other liabilities	33.0	35.2	33.7

There are no guarantees or contingencies given for the management of the company, the shareholders or the associated companies.

DERIVATIVE FINANCIAL INSTRUMENTS

Nominal value			
Foreign exchange forward contracts	186.0	286.6	251.3
Forward rate agreements	-	-	100.0
Interest rate swaps	100.7	107.3	99.0
Fair value			
Foreign exchange forward contracts	2.7	11.6	19.0
Forward rate agreements	-	-	-0.1
Interest rate swaps	-0.3	-2.5	-1.7

QUARTERLY BREAKDOWNS

	III	II	I	IV	III	II	I	*)IV
NET SALES	2004	2004	2004	2003	2003	2003	2003	2002
Racquet Sports	54.8	57.5	58.7	37.0	56.6	57.8	56.0	39.3
Golf	27.9	50.1	48.6	22.4	31.5	60.4	41.8	28.5
Team Sports	38.8	42.7	61.5	39.9	37.9	41.0	62.2	41.9
Winter Sports	88.6	7.6	28.9	72.0	83.2	7.1	25.9	65.4
Fitness Equipment	50.1	46.3	55.1	47.7	42.0	34.4	51.4	39.5
Sports Instruments	18.2	20.7	18.8	20.7	16.4	19.4	20.1	23.5
	278.4	224.9	271.6	239.7	267.6	220.1	257.4	238.1
Tobacco	0.3	0.8	21.8	25.7	30.3	29.5	23.8	28.0
Total	278.7	225.7	293.4	265.4	297.9	249.6	281.2	266.1
EBIT								
Racquet Sports	7.7	7.5	7.2	1.9	7.9	6.9	3.9	3.2
Golf	-4.6	4.8	3.2	-11.5	-4.8	5.1	-1.2	-3.6
Team Sports	3.6	3.0	12.3	4.2	3.1	4.6	11.4	3.2
Winter Sports	24.0	-9.8	-5.1	16.0	24.9	-9.0	-3.6	16.6
Fitness Equipment	4.2	2.6	9.5	7.5	7.5	2.9	8.9	6.3
Sports Instruments	2.0	1.7	1.8	1.6	2.0	1.9	2.2	3.7
Headquarters	-2.5	-4.0	-1.1	-1.9	-1.2	-1.0	-2.5	-2.1
Group goodwill	-	-	-	-	-	-	-	-3.4
Patent settlement	-	-	-	-	20.5	-	-	-
	34.4	5.8	27.8	17.8	59.9	11.4	19.1	23.9
Tobacco	-	-	18.9	2.0	2.8	3.2	1.5	1.9
Total	34.4	5.8	46.7	19.8	62.7	14.6	20.6	25.8

*) in accordance with FAS principles

All forecasts and estimates mentioned in this report are based on management's current judgement of the economic environment and the actual results may be significantly different.

Amer Group's 2004 results will be published on 3 February 2005.